August 17, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Attn: Brian Cascio
Accounting Branch Chief
RE: Actel Corporation
Form 10-K for the fiscal year ended January 1, 2006
Filed March 17, 2006
Form 8-K’s relating to earnings releases dated January 31, 2006,
October 24, 2005, July 26, 2005 and April 26, 2005
File No. 000-21970
Ladies and Gentlemen:
This letter responds to your comment letter dated June 29, 2006, regarding the above-referenced filings.
1.	In future filing please discuss significant adjustments in a particular quarter that effect the comparability of the quarterly information included on page 62.

We have included footnote information in our most recent Form 10-Q for the quarter ended July 2, 2006 that explains items impacting the comparability of the quarterly information and will continue to do so in future filings if material.

2.	We note that you reduced retained earnings and additional paid-in-capital for your repurchase of common stock in 2005 and 2004. Please tell how you determined the amounts recorded to retained earnings and additional paid-in-capital. In addition, tell us the reason for affecting retained earnings.

In accordance with Paragraph 12.a of APB 6, upon retirement of repurchased shares we allocated the excess of the repurchase price over the par value of the common stock between capital surplus and retained earnings. This allocation was done by determining the amount of capital surplus per share (additional paid in capital divided by number of shares outstanding) and then multiplying this amount by the number of shares repurchased. The balance of excess purchase price per share was charged to retained earnings.

3.	We note that although your fiscal year ended January 1, 2006, you present consolidated balance sheets and statements of operations as of and for the year ended December 31, 2005 for ease of presentation. We also note that the report of your auditors references the actual dates on which your fiscal years ended. Please revise future filings to include financial statements that correctly present the actual dates on which your fiscal years ended.

We will reflect on all financial statements included in future filings the actual date on which our fiscal year ends.

4.	We note that you wrote down inventory worth $3.2 million in the fourth quarter of 2004 due to the unmarketability and lack of future uses of RSTX-S parts and testing units. The discussion on page 55 indicates that you recorded a benefit of $0.9 million in 2005 and $3.2 million in 2004 as a result of sales of previously written down inventory. Please tell us whether you expect to sell inventory that has been written-down in subsequent periods and indicate the circumstances that makes material amounts of inventory that has been written-down each period marketable in subsequent periods.

As disclosed in our Form 10-K for fiscal 2004, the $3.2 million write-down recorded in the fourth quarter of 2004 was comprised of inventory and certain boards and sockets. These write-downs were recorded at the conclusion of extensive product testing and a final determination that specific RTSX-S products from the original manufacturer had potential reliability issues. This RTSX-S inventory totaling $2.1 million was written down to zero cost because it was determined that it had reliability issues and was not sellable. The balance of the $3.2 million charge related to the write-down of specific boards and sockets used in the testing of these RTSX-S units that had no future use in the production process. All of the RTSX-S inventory from the original manufacturer has been physically scrapped.

The disclosure regarding the benefit to gross margin of selling through previously written down inventory relates specifically to inventories that were previously written down based upon our normal inventory valuation process. Our valuation process evaluates both inventory that is believed to be unmarketable and written down to zero cost due to non-conformance with electrical and mechanical standards as well as inventory with balances in excess of current forecasted customer demand for such inventory.

Inventories written-down because they were deemed to be in excess to our current customer demand forecast are typically not written down to zero cost. We generally assign a percentage write-down to the deemed excess balance of materials based on our estimate of what the ultimate consumption of the parts will be. Consequently, our gross margins are negatively impacted when an excess inventory write-down is recorded. Once an item has been written down, this new value becomes the cost basis and this amount is not adjusted upward. In the event that any excess inventories that were partially or fully written down are ultimately consumed in the production process and sold as finished goods our gross margins may be positively impacted. The gross margin benefit, if any, occurs in future periods which could be a year or more after the inventory write-down was first recorded. We disclose any such benefit in the MD&A section of our filings to the extent such amounts are considered to be material to gross margin for the period being reported

5.	In future filings, please disclose the nature of the significant amounts of deferred income on shipments to distributors and over what period you expect this to be recorded in the statements of income. The footnotes should clearly disclose if deferred amounts may not be recorded in the income statements because of pricing adjustments or rights of return.

In our Form 10-Q filing for the quarter ended July 2, 2006, we added additional disclosure in our critical accounting policy on revenue recognition as follows:
We sell our products to OEMs and to distributors who resell our products to OEMs or their contract manufacturers. We recognize revenue on products sold to OEMs upon shipment. Because sales to distributors are generally made under agreements allowing for price adjustments, credits, and right of return under certain circumstances, we generally defer recognition of revenue on products sold to distributors until the products are resold by the distributor and price adjustments are determined at which time our final net sales price is fixed. Deferred revenue net of the corresponding deferred cost of sales are recorded in the caption deferred income on shipments to distributors in the liability section of the consolidated balance sheet. Deferred income effectively represents the gross margin on the sale to the, distributor, however, the amount of gross margin we recognize in future periods will be less than the originally recorded deferred income as a result of negotiated price concessions. Distributors resell our products to end customers at various negotiated price points which vary by end customer, product, quantity, geography and competitive pricing environments. When a distributors’ resale is priced at a discount from list price, we credit back to the distributor a portion of their original purchase price after the resale transaction is complete. Thus, a portion of the deferred income on shipments to distributors balance will be credited back to the distributor in the future. These amounts will not be recognized as revenue and gross margin in our Statement of Income. Since we expect our distributors to “turn” their inventory balances five to six times a year, we expect that a majority of the inventory held by our distributors at the end of any quarter will be resold to end customers over the next two quarters. Revenue recognition depends on notification from the distributor that product has been resold. This reported information includes product resale price, quantity, and end customer information as well as inventory balances on hand. Our revenue reporting is dependent on us receiving timely and accurate data from our distributors. In determining the appropriate amount of revenue to recognize, we use this data from our distributors and apply judgment in reconciling differences between their reported inventory and sell through activities. Because of the time involved in collecting, assimilating and analyzing the data provided by our distributors, we report actual sell through revenue one month in arrears. This practice requires us to make an estimate of one months distributor sell through activity at the end of each fiscal quarter. This estimate is adjusted the following month to reflect actual sell through activity reported by our distributors.
We intend to further refine our disclosures going forward with an estimation of the amount of deferred income on shipments to distributors that will be credited back to distributors in the future. We believe that this quantification will provide readers of our financial statements with a more realistic view of the amount of actual revenue that will be recorded in our Statement of Operations in future periods. Historically, we have not estimated such future distributor price adjustments since any distributor price adjustments have been recorded when the adjustments were actually determined which occurs at the same time as the related revenue transaction. Accordingly, we were not able to include such a quantification in our most recent 10-Q filing but are taking steps to be able to estimate such amounts for future filings.

6.	We note that you present non-GAAP information in earnings releases furnished on forms 8-K. Please revise future filings to include all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures.

Our Form 8-K dated July 25, 2006, related to our second fiscal quarter earnings release contained all the required disclosures indicated. We intend to include similar disclosures in all future filings.

7.	Similarly, we note that you present a reconciliation of Pro-forma/non-GAAP net income to the GAAP measure. However, this is not provided for the other four non-GAAP measures. Please ensure that you reconcile each non-GAAP measure to the GAAP measure in accordance with Item 10(e)(1)(B) of Regulation S-K.

Our Form 8-K dated July 25, 2006, related to our second fiscal quarter earnings release contained non-GAAP to GAAP reconciliations for each line item indicated. We intend to include similar disclosures in all future filings.

8.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to you non-GAAP information.

We revised our terminology from “pro forma” to “non-GAAP” beginning in our Form 8-K filing for our third fiscal quarter 2005 and we have used the revised terminology in all earnings releases furnished on Form 8-K’s since then. We intend to use the revised terminology in all future earnings releases furnished on Form 8-K’s.
On behalf of Actel Corporation, I hereby acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter or if I can otherwise be of assistance, please call me at 650.318.4445.

Very truly yours,
/s/ Jon A. Anderson

Jon A. Anderson
Vice President of Finance & Chief Financial Officer